SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Western Wind Energy Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

95988Q108

(CUSIP Number)

Jane Sheere

Brookfield Renewable Energy Partners L.P.

73 Front Street, 5th Floor, Hamilton HM 12, Bermuda

Telephone: 441-295-1443

Copy to:

Andrew J. Beck

Torys LLP

1114 Avenue of the Americas

New York, NY 10036

Telephone: 212-880-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

SCHEDULE 13D

CUSIP No. 95988Q108	Page 2 of 8 Pages

1	Names of Reporting Persons BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds BK
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BERMUDA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 46,767,375[1] [2]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,767,375[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,767,375
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 66.1%
14	Type of Reporting Person PN

[1]	See Item 5(a)-(b).
[2]	Brookfield Renewable Energy Partners L.P. owns these common shares of Western Wind Energy Corp. through its wholly-owned indirect subsidiary, WWE Equity Holdings Inc.

SCHEDULE 13D

CUSIP No. 95988Q108	Page 3 of 8 Pages

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 46,767,375[3]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,767,375[2]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,767,375
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 66.1%
14	Type of Reporting Person CO

[3]	See Item 5(a)-(b).

SCHEDULE 13D

CUSIP No. 95988Q108	Page 4 of 8 Pages

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 46,767,375[4]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,767,375[3]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,767,375
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 66.1%
14	Type of Reporting Person CO

[4]	See Item 5(a)-(b).

Explanatory Note

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the statement originally filed on September 7, 2012 and amended on December 4, 2012 and December 19, 2012 (the “Schedule 13D”) by Brookfield Asset Management Inc., an Ontario corporation (“Brookfield”), Partners Limited, an Ontario corporation (“Partners”), and Brookfield Renewable Energy Partners L.P., a Bermudian exempted limited partnership (“Brookfield Renewable” and, collectively with Brookfield and Partners, the “Reporting Persons”), and relates to the common shares (the “Common Shares”) of Western Wind Energy Corp., a British Columbia corporation (“Western Wind”).

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof.

On February 21, 2013, Brookfield Renewable, through its wholly-owned indirect subsidiary, WWE Equity Holdings Inc. (“WWE”) acquired 35,443,025 Common Shares pursuant to the Offer (as defined in Item 4) for cash consideration of C$2.60 per Common Share or an aggregate cash consideration of C$92,151,865.

See Item 4.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows.

On November 23, 2012, Brookfield Renewable issued a press release announcing its intent, through WWE, to offer (the “Offer”) to acquire all of the outstanding Common Shares that Brookfield Renewable and its affiliates did not already own for C$2.50 per Common Share in cash. On January 28, 2013, Brookfield Renewable issued a press release announcing that WWE had increased the Offer to C$2.60 per Common Share. Brookfield Renewable and WWE filed a Schedule 14D-1F with the Securities and Exchange Commission (the “SEC”) on November 26, 2012 (as amended, the “Schedule 14D-1F”) in respect of the Offer. The terms and conditions of the Offer are set forth in the Offer to Purchase and Circular (filed with the Schedule 14D-1F on November 26, 2012 and as amended by Amendment No. 1 to the Schedule 14D-1F filed on December 12, 2012), as well as the Notice of Variation and Extension dated January 28, 2013 (filed with Amendment No. 4 to the Schedule 14D-1F on January 29, 2013), the Notice of Extension dated February 11, 2013 (filed with Amendment No. 7 to the Schedule 14D-1F on February 12, 2013), and the Notice of Extension dated February 21, 2013 (filed with Amendment No. 10 to the Schedule 14D-1F on February 22, 2013) (collectively, the “Offer to Purchase and Circular”), which are incorporated by reference herein.

On February 21, 2013, Brookfield Renewable announced that WWE had taken up 35,443,025 Common Shares pursuant to the Offer. As of such date, WWE owned 46,767,375 Common Shares (including Common Shares already owned by WWE), representing approximately 66.1% of the issued and outstanding Common Shares. On such date, WWE also announced that it had commenced a subsequent offering period for all remaining untendered Common Shares for the same offer price of C$2.60 per Common Share in cash, which will expire at 5:00 p.m. (Toronto time) on March 7, 2013 (unless further extended by WWE).

If WWE acquires at least 90% of the outstanding common shares under the Offer, it intends to use the compulsory acquisition provisions under British Columbia corporate law to acquire the remaining Common Shares. If less than 90% of the Common Shares are deposited to the Offer, WWE intends to effect a subsequent acquisition transaction to acquire the remaining Common Shares, as described in the Offer to Purchase and Circular. In either case, the consideration payable will be C$2.60 in cash per Common Share.

The Offer and any subsequent acquisition transaction mentioned in the preceding paragraph may result in one or more of the actions specified in clauses (a)–(j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of Western Wind, a merger or other extraordinary transaction involving Western Wind, the removal of the Common Shares from the OTCQX and the Common Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Brookfield Renewable reserves the right to modify or withdraw the Offer at any time.

This Amendment No. 3 is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the SEC. Holders of the Common Shares will be able to obtain such documents free of charge at the SEC’s website, www.sec.gov. Holders of the Common Shares will also be able to obtain the documents filed by Brookfield Renewable with the SEC (for a fee) from Canadian Stock Transfer Company Inc., by calling 1-800-387-0825 or emailing inquiries@canstockta.com, or from CST Phoenix Advisors, by calling 1-800-336-5159 or emailing inquiries@phoenixadvisorscst.com.

Brookfield Renewable has agreed with the board of directors of Western Wind to an orderly transition to a new slate of directors and changes in senior management. Each Western Wind director who was in office as of February 28, 2013 resigned. Effective March 1, 2013, a new slate of Western Wind directors has been appointed. The new board of directors appointed new officers of Western Wind.

See also Item 3 and Item 5.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) of the Schedule 13D are hereby amended and restated in their entirety as follows.

(a)-(b)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 46,767,375 Common Shares, which represent approximately 66.1% of the issued and outstanding Common Shares.

The Common Shares are directly held by WWE, which is an indirect subsidiary of Brookfield Renewable. Brookfield (through its wholly-owned subsidiary, Brookfield Renewable Power Inc.) effectively holds approximately 68% of Brookfield Renewable on a fully-exchanged basis.

Each Reporting Person may be deemed to have shared power to vote or direct the vote of the Common Shares beneficially owned by it or to dispose or direct the disposition of such Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof.

WWE entered into lock-up agreements with certain shareholders of Western Wind, dated as of January 15, 2013, pursuant to which such shareholders agreed to tender an aggregate of 9,031,300 Common Shares to the Offer, subject to the terms and conditions set forth therein. A summary of such agreements is set forth in the Notice of Variation and Extension dated January 28, 2013, filed with Amendment No. 4 to the Schedule 14D-1F on January 29, 2013, which is incorporated by reference herein. The foregoing summary of the lock-up agreements are qualified in their entirety by the complete text of the lock-up agreements, which are filed as Exhibits 99.5 to 99.10 to the Schedule 13D and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof.

Exhibit 99.1	Offer to Purchase and Circular dated November 26, 2012, as amended, and the related Letter of Transmittal and Notice of Guaranteed Delivery (incorporated by reference to the Schedule 14D-1F filed on November 26, 2012, as amended by Amendment No. 1 to the Schedule 14D-1F filed on December 12, 2012)

Exhibit 99.2	Notice of Variation and Extension dated January 28, 2013 (incorporated by reference to Amendment No. 4 to the Schedule 14D-1F on January 29, 2013)

Exhibit 99.3	Notice of Extension dated February 11, 2013 (incorporated by reference to Amendment No. 7 to the Schedule 14D-1F on February 12, 2013)

Exhibit 99.4	Notice of Extension dated February 21, 2013 (incorporated by reference to Amendment No. 10 to the Schedule 14D-1F on February 22, 2013)

Exhibit 99.5	Lock-up letter agreement between WWE Equity Holdings Inc. and Anson Catalyst Master Fund LP, dated January 25, 2013 (incorporated by reference to Exhibit 99.1 to Amendment No. 5 to the Schedule 14D-1F filed on February 7, 2013)

Exhibit 99.6	Lock-up letter agreement between WWE Equity Holdings Inc. and Anson Investments Master Fund LP, dated January 25, 2013 (incorporated by reference to Exhibit 99.2 to Amendment No. 5 to the Schedule 14D-1F filed on February 7, 2013)

Exhibit 99.7	Lock-up letter agreement between WWE Equity Holdings Inc. and K2 Principal Fund LP, dated January 25, 2013 (incorporated by reference to Exhibit 99.3 to Amendment No. 5 to the Schedule 14D-1F filed on February 7, 2013)

Exhibit 99.8	Lock-up letter agreement between WWE Equity Holdings Inc. and Loeb Arbitrage Offshore Partners LLC, dated January 25, 2013 (incorporated by reference to Exhibit 99.4 to Amendment No. 5 to the Schedule 14D-1F filed on February 7, 2013)

Exhibit 99.9	Lock-up letter agreement between WWE Equity Holdings Inc. and MMCAP International Inc. SPC, dated January 25, 2013 (incorporated by reference to Exhibit 99.5 to Amendment No. 5 to the Schedule 14D-1F filed on February 7, 2013)

Exhibit 99.10	Lock-up letter agreement between WWE Equity Holdings Inc. and Samara Capital Inc., dated January 25, 2013 (incorporated by reference to Exhibit 99.6 to Amendment No. 5 to the Schedule 14D-1F filed on February 7, 2013)

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2013

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Harry Goldgut
Name: Harry Goldgut
Title: Senior Managing Partner

PARTNERS LIMITED

By:	/s/ Loretta M. Corso
Name: Loretta M. Corso
Title: Secretary

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary